EXHIBIT 99.7

News release…

Date: 9 March 2005
Ref: PR408g

Rio Tinto - board change

Rod Eddington will join the boards of Rio Tinto plc and Rio Tinto Limited with effect from 1 September 2005.

He is currently chief executive of British Airways plc and a non executive director of News Corporation and John Swire & Sons Pty Ltd.

Rod is an Australian citizen and was educated at the University of Western Australia and Oxford University where, as a Rhodes Scholar, he completed a doctorate in Engineering Science. He joined The Swire Group in 1979 and was managing director of Cathy Pacific Airways from 1992 to 1996. He became chairman of Ansett Airlines in 1997 and chief executive of British Airways in 2000.

He plans to return to Australia at the end of 2005.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885